March 12, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Spirgel
Please find below our responses to your letter dated February 26, 2009 regarding the review of Envoy Capital Group Inc.’s (the “Company”) disclosure with respect to its most recent Annual Report on Form 20-F. The responses set forth below are organized based on the order of the questions contained in your letter.
General
1.	The Company’s name change to Envoy Capital Group Inc. has been updated on the EDGAR filing system. This was an oversight on the part of the Company and has since been corrected.
Item 19. Exhibits
Exhibits 12.1 and 13.2
2.	The Company has reviewed the certifications filed and will revise the language to include the references to “internal control over financial reporting”. We will file an amendment to the Annual Report on Form 20-F with an explanatory note, signature page and revised language before the close of business on Monday, March 16, 2009.
Notes to Consolidated Financial Statements
2.      Significant Accounting Policies
3.	The Company’s accounting policies for the Consumer and Retail branding division provide for revenue and profits to be recognized once the project is substantially complete. Substantial completion with respect to this policy is determined to be the point when all design work is complete and the work has been accepted by the client. At this point in time, the remaining work on the project would involve only inconsequential administrative tasks and possibly the assistance of Company staff in coordinating third parties such as printers or reprographic services. The Company is not responsible for any work done by these third parties but rather provides an administrative role to ensure a smooth workflow and respond to any technical questions the third parties may have.

The administrative tasks remaining once the design work has been accepted are considered to be inconsequential or perfunctory as described in SAB 104 3A(c), whereby failure to complete these tasks would not result in the customer receiving a refund or rejecting the delivered products or service.
As also referred to in SAB 104 3A(c), the Company has a demonstrated history of completing these tasks in a timely manner and reliably estimating the costs. Remaining costs to complete would be accrued at the time the revenue is recognized. The remaining costs would typically involve only a few hours of staff time, compared with often hundreds of hours relating to the design work itself.
In connection with the above, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to the above, please contact me.
Sincerely,
/s/ Andrew Patient
Chief Financial Officer
c.c. Sharon Virga, Senior Staff Accountant, Securities and Exchange Commission
c.c. Scott G. Hodgdon, Attorney-Advisor, Securities and Exchange Commission
c.c. BDO Dunwoody
c.c. Audit Committee, Envoy Capital Group
c.c. Joe Leeder, C.E.O.